082-04835





SEC Mail Processing
Section

FEB 01 2010

Washington, DC
110

SUPPL

Ref: AFD.FA.FS 2/2553
January 19, 2010

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the year 2009

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the year ended December 31, 2009, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at December 31,2009 and 2008
Document No. 2	Statements of Income for the quarters ended December 31, 2009, September 30, 2009 and December 31, 2008
Document No. 3	Statements of Income for the years ended December 31,2009 and 2008
Document No. 4	Summary of Financial Results for 4th quarter and year ended December 31, 2009

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

(Prasert Wangrattanapranee)
Executive Vice President

dw 2/4

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	December 31, 2009	December 31, 2008	Increase (Decrease) %	December 31, 2009	December 31, 2008	Increase (Decrease) %
ASSETS						
CASH	35,779,903	41,505,777	(13.8)	35,675,087	41,413,640	(13.9)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	133,878,073	11,958,446	1,019.5	133,028,764	11,242,816	1,083.2
Non-interest bearing	7,814,131	5,802,222	34.7	7,685,197	5,775,055	33.1
Foreign items						
Interest bearing	74,013,875	87,323,172	(15.2)	72,119,531	84,013,533	(14.2)
Non-interest bearing	15,068,741	33,813,574	(55.4)	10,565,376	33,360,303	(68.3)
Total interbank and money market items, net	230,774,820	138,897,414	66.1	223,398,868	134,391,707	66.2
INVESTMENTS						
Current investments, net	109,428,337	120,742,513	(9.4)	108,439,679	119,648,871	(9.4)
Long-term investments, net	233,149,997	162,697,991	43.3	231,205,939	160,841,014	43.7
Investments in subsidiaries and associated companies, net	562,529	400,896	40.3	25,595,920	5,967,911	328.9
Total investments, net	343,140,863	283,841,400	20.9	365,241,538	286,457,796	27.5
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,143,287,493	1,181,217,132	(3.2)	1,101,344,631	1,171,716,239	(6.0)
Accrued interest receivable	2,173,410	3,405,638	(36.2)	2,088,182	3,390,628	(38.4)
Total loans and accrued interest receivable	1,145,460,903	1,184,622,770	(3.3)	1,103,432,813	1,175,106,867	(6.1)
Less Allowance for doubtful accounts	(60,516,855)	(53,980,194)	12.1	(58,113,541)	(53,397,708)	8.8
Less Revaluation allowance for debt restructuring	(4,628,067)	(6,370,495)	(27.4)	(4,628,067)	(6,370,495)	(27.4)
Total loans and accrued interest receivable, net	1,080,315,981	1,124,272,081	(3.9)	1,040,691,205	1,115,338,664	(6.7)
PROPERTIES FOR SALE, NET	33,568,848	35,980,627	(6.7)	27,504,229	29,619,628	(7.1)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	414,254	492,888	(16.0)	414,254	492,888	(16.0)
PREMISES AND EQUIPMENT, NET	29,504,043	30,822,507	(4.3)	29,205,437	30,617,003	(4.6)
DERIVATIVE REVALUATION	6,445,899	9,477,789	(32.0)	6,437,655	9,466,665	(32.0)
OTHER ASSETS, NET	11,987,005	11,820,675	1.4	11,624,145	12,045,520	(3.5)
TOTAL ASSETS	1,771,931,616	1,677,111,158	5.7	1,740,192,418	1,659,843,511	4.8

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	December 31, 2009	December 31, 2008	Increase (Decrease) %	December 31, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,244,108,085	1,201,005,321	3.6	1,244,107,818	1,202,286,347	3.5
Deposits in foreign currencies	116,607,436	121,282,116	(3.9)	98,869,504	109,190,368	(9.5)
Total deposits	1,360,715,521	1,322,287,437	2.9	1,342,977,322	1,311,476,715	2.4
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	35,782,506	12,180,444	193.8	36,734,338	12,602,103	191.5
Non-interest bearing	3,786,535	4,659,954	(18.7)	3,793,422	4,567,033	(16.9)
Foreign items						
Interest bearing	45,662,893	36,122,222	26.4	35,059,350	32,691,583	7.2
Non-interest bearing	4,170,025	2,936,791	42.0	4,293,064	3,023,639	42.0
Total interbank and money market items	89,401,959	55,899,411	59.9	79,880,174	52,884,358	51.0
LIABILITIES PAYABLE ON DEMAND	7,968,130	5,449,818	46.2	7,946,942	5,425,272	46.5
BORROWINGS						
Short-term borrowings	71,548,455	59,833,857	19.6	71,748,455	58,934,809	21.7
Long-term borrowings	8,574,103	9,293,587	(7.7)	8,574,103	9,293,587	(7.7)
Total borrowings	80,122,558	69,127,444	15.9	80,322,558	68,228,396	17.7
BANK'S LIABILITIES UNDER ACCEPTANCES	414,254	492,888	(16.0)	414,254	492,888	(16.0)
PROVISIONS FOR CONTINGENCIES	4,400,723	4,106,244	7.2	4,400,723	4,106,244	7.2
DERIVATIVE REVALUATION	4,792,988	15,189,633	(68.4)	4,783,366	15,174,093	(68.5)
OTHER LIABILITIES	26,653,753	28,955,268	(7.9)	24,751,470	28,878,224	(14.3)
TOTAL LIABILITIES	1,574,469,886	1,501,508,143	4.9	1,545,476,809	1,486,666,190	4.0

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	December 31, 2009	December 31, 2008	Increase (Decrease) %	December 31, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,191,315	-	10,191,315	10,191,315	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4,590,840	5,493,374	(16.4)	4,590,840	5,493,374	(16.4)
UNREALIZED GAINS ON INVESTMENT	13,158,418	5,886,724	123.5	13,175,307	5,866,700	124.6
FOREIGN EXCHANGE ADJUSTMENT	(2,071,785)	(1,566,131)	32.3	(1,198,051)	(1,107,236)	8.2
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserve	14,000,000	13,000,000	7.7	14,000,000	13,000,000	7.7
Others	56,500,000	46,500,000	21.5	56,500,000	46,500,000	21.5
Unappropriated	24,927,283	19,987,235	24.7	22,021,537	17,798,507	23.7
TOTAL	196,776,132	174,972,578	12.5	194,715,609	173,177,321	12.4
MINORITY INTEREST	685,598	630,437	8.7	-	-	-
TOTAL SHAREHOLDERS' EQUITY	197,461,730	175,603,015	12.4	194,715,609	173,177,321	12.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,771,931,616	1,677,111,158	5.7	1,740,192,418	1,659,843,511	4.8
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,748,343	6,243,315	8.1	6,575,621	6,029,008	9.1
LIABILITY UNDER UNMATURED IMPORT BILLS	11,570,792	10,555,000	9.6	11,194,671	10,424,147	7.4
LETTERS OF CREDIT	29,775,066	26,113,156	14.0	29,286,016	25,909,639	13.0
OTHER CONTINGENCIES	987,266,165	1,006,601,570	(1.9)	985,194,359	1,004,071,599	(1.9)

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	December 31, 2009	September 30, 2009	Increase (Decrease) %	December 31, 2008	December 31, 2009	September 30, 2009	Increase (Decrease) %	December 31, 2008
Interest and dividend income								
Interest on loans	12,684,949	12,451,426	1.9	17,250,224	12,562,485	12,346,843	1.7	17,106,664
Interest on interbank and money market items	775,548	741,167	4.6	1,095,381	583,816	714,887	(18.3)	1,062,567
Investments	1,969,766	2,121,357	(7.1)	2,510,515	1,948,954	2,106,929	(7.5)	2,504,076
Total interest and dividend income	15,430,263	15,313,950	0.8	20,856,120	15,095,255	15,168,659	(0.5)	20,673,307
Interest expenses								
Interest on deposits	2,226,792	2,401,490	(7.3)	6,399,937	2,150,155	2,325,875	(7.6)	6,309,665
Interest on interbank and money market items	247,424	210,163	17.7	(6,352)	242,220	204,684	18.3	(29,665)
Interest on short-term borrowings	197,433	234,770	(15.9)	592,223	198,382	232,667	(14.7)	585,952
Interest on long-term borrowings	353,108	361,465	(2.3)	369,137	353,108	361,465	(2.3)	369,137
Total interest expenses	3,024,757	3,207,888	(5.7)	7,354,945	2,943,865	3,124,691	(5.8)	7,235,089
Net interest and dividend income	12,405,506	12,106,062	2.5	13,501,175	12,151,390	12,043,968	0.9	13,438,218
Bad debt and doubtful accounts	1,726,968	1,978,169	(12.7)	1,230,868	1,714,057	1,958,102	(12.5)	1,176,199
Loss on debt restructuring (reversal)	(60,641)	(54,303)	(11.7)	1,158,029	(60,641)	(54,303)	(11.7)	1,158,029
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,739,179	10,182,196	5.5	11,112,278	10,497,974	10,140,169	3.5	11,103,990
Non-interest income								
Gain (loss) on investments	137,724	(12,288)	1,220.8	(195,378)	269,567	(14,780)	1,923.9	(190,595)
Gain on equity	20,613	23,705	(13.0)	11,162	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	17,871	21,537	(17.0)	21,680	17,871	21,537	(17.0)	21,680
Others	5,143,305	5,403,022	(4.8)	4,373,305	4,761,670	5,000,405	(4.8)	4,115,944
Gain on exchange	1,220,923	960,984	27.0	1,019,456	1,211,011	950,988	27.3	1,001,454
Gain on disposal of assets	498,226	203,972	144.3	405,732	-	204,662	(100.0)	351,614
Other income	111,741	224,775	(50.3)	103,134	107,773	223,718	(51.8)	95,098
Total non-interest income	7,150,403	6,825,707	4.8	5,739,091	6,367,892	6,386,530	(0.3)	5,395,195
Non-interest expenses								
Personnel expenses	3,769,929	3,696,631	2.0	3,823,998	3,579,602	3,496,567	2.4	3,667,288
Premises and equipment expenses	2,043,780	1,780,417	14.8	1,972,089	1,995,960	1,738,277	14.8	1,930,353
Taxes and duties	593,154	613,606	(3.3)	440,052	589,694	593,025	(0.6)	415,307
Fees and service expenses	1,140,909	1,131,517	0.8	1,077,247	1,150,940	1,113,041	3.4	1,060,280
Directors' remuneration	32,071	18,373	74.6	31,028	25,800	16,200	59.3	27,050
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,228,230	1,228,242	(0.0)	1,191,388	1,228,230	1,228,242	(0.0)	1,191,388
Other expenses	1,716,843	1,029,347	66.8	1,216,458	1,567,661	982,471	59.6	1,221,759
Total non-interest expenses	10,524,916	9,498,133	10.8	9,752,260	10,137,887	9,167,823	10.6	9,513,425
Income before income tax	7,364,666	7,509,770	(1.9)	7,099,109	6,727,979	7,358,876	(8.6)	6,985,760
Income tax expenses	1,355,315	2,398,211	(43.5)	1,817,521	1,267,417	2,356,464	(46.2)	1,799,981
Net income	6,009,351	5,111,559	17.6	5,281,588	5,460,562	5,002,412	9.2	5,185,779
Attributable to								
Equity holders of the Bank	5,967,251	5,068,823	17.7	5,267,871	5,460,562	5,002,412	9.2	5,185,779
Minority interest	42,100	42,736	(1.5)	13,717	-	-	-	-
	6,009,351	5,111,559	17.6	5,281,588	5,460,562	5,002,412	9.2	5,185,779
Basic earnings per share (Baht)	3.13	2.66	17.7	2.76	2.86	2.62	9.2	2.72
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2009	2008	Increase (Decrease)	%	2009	2008	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	53,565,424	64,205,996	(10,640,572)	(16.6)	53,141,021	63,648,835	(10,507,814)	(16.5)
Interest on interbank and money market items	2,864,521	5,181,353	(2,316,832)	(44.7)	2,590,024	4,981,464	(2,391,440)	(48.0)
Investments	8,727,230	11,234,336	(2,507,106)	(22.3)	8,780,838	11,281,510	(2,500,672)	(22.2)
Total interest and dividend income	65,157,175	80,621,685	(15,464,510)	(19.2)	64,511,883	79,911,809	(15,399,926)	(19.3)
Interest expenses								
Interest on deposits	11,986,214	23,886,073	(11,899,859)	(49.8)	11,672,598	23,552,799	(11,880,201)	(50.4)
Interest on interbank and money market items	901,078	774,193	126,885	16.4	875,890	611,852	264,038	43.2
Interest on short-term borrowings	1,431,358	1,622,083	(190,725)	(11.8)	1,410,705	1,610,919	(200,214)	(12.4)
Interest on long-term borrowings	1,448,508	1,412,279	36,229	2.6	1,448,508	1,412,279	36,229	2.6
Total interest expenses	15,767,158	27,694,628	(11,927,470)	(43.1)	15,407,701	27,187,849	(11,780,148)	(43.3)
Net interest and dividend income	49,390,017	52,927,057	(3,537,040)	(6.7)	49,104,182	52,723,960	(3,619,778)	(6.9)
Bad debt and doubtful accounts	8,965,445	663,045	8,302,400	1,252.2	8,896,486	493,677	8,402,809	1,702.1
Loss on debt restructuring (reversal)	(1,367,454)	5,915,229	(7,282,683)	(123.1)	(1,367,454)	5,915,229	(7,282,683)	(123.1)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	41,792,026	46,348,783	(4,556,757)	(9.8)	41,575,150	46,315,054	(4,739,904)	(10.2)
Non-interest income								
Gain (loss) on investments	475,051	(2,983,613)	3,458,664	115.9	594,611	(2,975,936)	3,570,547	120.0
Gain on equity	195,788	92,327	103,461	112.1	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	89,997	92,024	(2,027)	(2.2)	89,997	92,024	(2,027)	(2.2)
Others	20,110,340	18,258,481	1,851,859	10.1	18,760,008	17,129,612	1,630,396	9.5
Gain on exchange	4,172,896	4,315,273	(142,377)	(3.3)	4,131,308	4,255,743	(124,435)	(2.9)
Gain on disposal of assets	1,140,073	1,329,929	(189,856)	(14.3)	576,970	1,267,139	(690,169)	(54.5)
Other income	685,101	461,398	223,703	48.5	676,725	433,627	243,098	56.1
Total non-interest income	26,869,246	21,565,819	5,303,427	24.6	24,829,619	20,202,209	4,627,410	22.9
Non-interest expenses								
Personnel expenses	14,817,582	14,186,575	631,007	4.4	14,109,657	13,592,587	517,070	3.8
Premises and equipment expenses	7,701,831	7,236,010	465,821	6.4	7,530,229	7,063,617	466,612	6.6
Taxes and duties	2,555,129	2,699,064	(143,935)	(5.3)	2,522,265	2,596,391	(74,126)	(2.9)
Fees and service expenses	4,374,968	4,027,677	347,291	8.6	4,329,266	3,953,053	376,213	9.5
Directors' remuneration	96,370	96,393	(23)	(0.0)	84,000	87,750	(3,750)	(4.3)
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	4,834,676	4,773,583	61,093	1.3	4,834,676	4,773,583	61,093	1.3
Other expenses	4,994,616	5,405,798	(411,182)	(7.6)	4,732,585	5,325,955	(593,370)	(11.1)
Total non-interest expenses	39,375,172	38,425,100	950,072	2.5	38,142,678	37,392,936	749,742	2.0
Income before income tax	29,286,100	29,489,502	(203,402)	(0.7)	28,262,091	29,124,327	(862,236)	(3.0)
Income tax expenses	8,393,103	9,165,136	(772,033)	(8.4)	8,215,066	9,081,127	(866,061)	(9.5)
Net Income	20,892,997	20,324,366	568,631	2.8	20,047,025	20,043,200	3,825	0.0
Attributable to								
Equity holders of the Bank	20,764,042	20,242,989	521,053	2.6	20,047,025	20,043,200	3,825	0.0
Minority interest	128,955	81,377	47,578	58.5	-	-	-	-
	20,892,997	20,324,366	568,631	2.8	20,047,025	20,043,200	3,825	0.0
Basic earnings per share (Baht)	10.88	10.60	0.28	2.6	10.50	10.50	-	-
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

Document No. 4

Summary of financial results

For the year ended December 31, 2009

Summary of significant items in 2009 and the fourth quarter of 2009

in Million Baht

Item	2009	2008	Year-on-year difference	2009		Quarter-on-quarter difference
				Q4	Q3	
Profit before provisions and tax	35,791	35,533	258	8,381	9,263	(882)
Profit before tax	28,262	29,124	(862)	6,728	7,359	(631)
Income tax	8,215	9,081	(866)	1,267	2,357	(1,090)
Net profit	20,047	20,043	4	5,461	5,002	459
Earnings per share	10.50	10.50	-	2.86	2.62	0.24
NII	49,104	52,724	(3,620)	12,151	12,044	107
NIM	2.96	3.36	(0.40)	2.87	2.87	-
ROA	1.17	1.23	(0.06)	1.26	1.16	0.10
ROE	10.73	11.82	(1.09)	11.13	10.53	0.60

in Million Baht

Item	December 2009	December 2008	Year-on-year difference
Loans	1,101,345	1,171,716	(70,371)
Deposits	1,342,977	1,311,477	31,500
Non-performing loans (NPLs)	53,852	54,636	(784)

Bangkok Bank reported a net profit of Baht 20.05 billion in 2009, an increase of Baht 4 million from 2008. The increase in the net profit was mainly due to an increase of Baht 4.63 billion in non-interest income and a decrease of Baht 866 million in corporate income tax, while net interest and dividend income decreased by Baht 3.62 billion, non-interest expenses increased by Baht 750 million, and provisioning expenses increased by Baht 1.12 billion.

When comparing the fourth quarter of 2009 with the previous quarter, the bank's net profit rose by Baht 459 million due to a decrease of Baht 1.09 billion in corporate income tax, and an increase of Baht 107 million in net interest and dividend income; while non-interest expenses rose by Baht 970 million.

Earnings per share in 2009 remained at Baht 10.50 per share, the same level at that in 2008. Earnings per share in the fourth quarter of 2009 rose to Baht 2.86 per share from Baht 2.62 per share in the third quarter of 2009. The average return on assets for 2009 and the fourth quarter of 2009 was 1.17 percent and 1.26 percent, respectively. The average return on shareholders' equity for the year and the final quarter was 10.73 percent and 11.13 percent, respectively.

The net interest margin (NIM) in 2009 decreased to 2.96 percent from 3.36 percent in the previous year. The NIM in the fourth quarter of 2009 remained at 2.87 percent, the same level at that in the previous quarter.

At the end of December 2009, the bank had total loans of Baht 1,101.35 billion, a decrease of Baht 70.37 billion, or 6.0 percent, compared with total loans at the end of December 2008. This was partly because the bank had transferred assets which previously belonged to its branches in China to

Bangkok Bank (China), its wholly-owned subsidiary; and partly because demand for loans declined in line with the economic situation. With the inclusion of the assets of Bangkok Bank (China), total loans in 2009 decreased by 3.3 percent from the previous year. Deposits amounted to Baht 1,342.98 billion, an increase of Baht 31.50 billion or 2.4 percent, and with the inclusion of deposits at Bangkok Bank (China) deposits in 2009 grew by 2.7 percent.

Non-performing loans (NPLs) as of December 31, 2009 totaled Baht 53.85 billion, representing 4.4 percent of total loans. The NPLs decreased by Baht 784 million or 1.4 percent from December 31, 2008, and decreased by Baht 2.96 billion compared with the NPLs as of September 30, 2009.

Significant items in the statement of income for 2009 and the fourth quarter of 2009

Net interest and dividend income

in Million Baht

Item	2009	2008	Year-on-year difference	2009		Quarter-on-quarter difference
				Q4	Q3	
Interest and dividend income	**64,512**	**79,912**	**(15,400)**	**15,095**	**15,169**	**(74)**
Loans	53,141	63,649	(10,508)	12,562	12,347	215
Interbank and money market items	2,590	4,981	(2,391)	584	715	(131)
Investments	8,781	11,282	(2,501)	1,949	2,107	(158)
Interest expenses	**15,408**	**27,188**	**(11,780)**	**2,944**	**3,125**	**(181)**
Deposits	11,673	23,553	(11,880)	2,150	2,326	(176)
Interbank and money market items	876	612	264	242	205	37
Borrowing	2,859	3,023	(164)	552	594	(42)
Net interest and dividend income	**49,104**	**52,724**	**(3,620)**	**12,151**	**12,044**	**107**
Net interest margin	**2.96**	**3.36**	**(0.40)**	**2.87**	**2.87**	-

In 2009, net interest and dividend income declined by Baht 3.62 billion or 6.9 percent, compared with 2008, to Baht 49.10 billion. The net interest margin fell from 3.36 percent to 2.96 percent. Interest income from loans declined by Baht 10.51 billion or 16.5 percent, mainly due to a lower return on loans which declined in line with intensifying competition in the market. Income from investments fell by Baht 2.50 billion or 22.2 percent, partly due to lower dividends and partly due to lower returns from debt instruments. Interest income from interbank and money market items declined by Baht 2.39 billion or 48.0 percent, largely because interbank interest rates fell significantly from the previous year. Interest expenses fell by Baht 11.78 billion or 43.3 percent from 2008 to Baht 15.41 billion, mostly from a decrease of Baht 11.88 billion, or 50.4 percent, in interest expenses on deposits due to a decline in interest rates.

When compared with the third quarter of 2009, the bank's net interest and dividend income for the fourth quarter of 2009 increased by Baht 107 million, while the net interest margin remained steady at 2.87 percent. Interest and dividend income for this quarter fell by Baht 74 million, largely due to decreased dividend payments. Interest income from interbank and money market items fell by Baht 131 million, largely due to a decline in transaction volume. Income from loans rose by Baht 215 million due to improved volume of lending in the quarter.

Interest expenses fell by Baht 181 million, mainly because of a decrease of Baht 176 million in interest expenses on deposits in line with declining in interest rates.

Non-interest income

in Million Baht

Item	2009	2008	Year-on-year difference	2009		Quarter-on-quarter difference
				Q4	Q3	
Fees and service income	18,850	17,222	1,628	4,779	5,022	(243)
Gain (loss) on investments	595	(2,976)	3,571	270	(15)	285
Gain on foreign exchange	4,131	4,256	(125)	1,211	951	260
Gain on disposal of assets	577	1,267	(690)	-	205	(205)
Other income	677	433	244	108	224	(116)
Total non-interest income	**24,830**	**20,202**	**4,628**	**6,368**	**6,387**	**(19)**

Non-interest income in 2009 increased from 2008 by Baht 4.63 billion or 22.9 percent to Baht 24.83 billion. Significant items are as follows:

Fees and service income amounted to Baht 18.85 billion, an increase of Baht 1.63 billion or 9.5 percent from 2008 due to healthy increases in fees from several services such as electronic transactions, deposit service, bancassurance, mutual funds, and investment banking. Gain on foreign exchange amounted to Baht 4.13 billion, a decrease of Baht 125 million or 2.9 percent.

The bank in 2009 earned Baht 595 million in gain on investments, an improvement from a Baht 2.98 billion loss in 2008. This was because the bank in 2008 set aside impairment expense on investments in debt instruments issued by Lehman Brothers Holdings USA. Therefore, the gain on investments in 2009 increased by Baht 3.57 billion when compared to that in 2008.

Other income rose by Baht 244 million to Baht 677 million, while gain on disposal of assets in 2009 fell by Baht 690 million from 2008 to Baht 577 million.

When compared with the third quarter of 2009, the bank's non-interest income in the fourth quarter of 2009 fell by Baht 19 million. Significant items are as follows:

Fees and service income fell by Baht 243 million, partly because the bank in the third quarter of 2009 earned a special income from investment banking transaction. Gain on disposal of assets fell by Baht 205 million, and other income fell by Baht 116 million.

Gain on investments increased by Baht 285 million as the bank in the fourth quarter earned profits from sales of investments in shares acquired from loan restructuring. Meanwhile, gains on foreign exchange rose by Baht 260 million, or 27.3 percent, to Baht 1.21 billion.

Non-interest expenses

in Million Baht

Item	2009	2008	Year-on-year difference	2009		Quarter-on-quarter difference
				Q4	Q3	
Personnel expenses	14,194	13,680	514	3,605	3,513	92
Premises and equipment expenses	7,530	7,064	466	1,996	1,738	258
Taxes and duties	2,522	2,596	(74)	590	593	(3)
Fees and service expenses	4,329	3,953	376	1,151	1,113	38
Contribution to the Financial Institutions Development Fund and the Deposit Protection Fund	4,835	4,774	61	1,228	1,228	-
Other expenses	4,733	5,326	(593)	1,568	983	585
Total non-interest expenses	**38,143**	**37,393**	**750**	**10,138**	**9,168**	**970**

In 2009, the bank's non-interest expenses amounted to Baht 38.14 billion, an increase of 2.0 percent compared with 2008. Significant items included an increase of Baht 514 million or 3.8 percent in personnel expenses due to annual pay rises, an increase of Baht 466 million or 6.6 percent in premises and equipment expenses due to the expansion of the branch and electronic banking networks, and an increase of Baht 376 million or 9.5 percent in fee and service expenses. Meanwhile, other expenses decreased by Baht 593 million or 11.1 percent because the bank in 2008 set aside impairment expenses on other assets, which were matured debt instruments issued by Lehman Brothers Holdings USA.

When compared with the third quarter of 2009, non-interest expenses in the fourth quarter of 2009 increased by Baht 970 million or 10.6 percent, mainly due to increases of Baht 258 million in premises and equipment expenses; and Baht 585 million in other expenses, mainly due to expenses on sales promotions and the development of technology systems in preparation for business expansion in the future.

Provisioning expenses

In 2009, provisioning expenses rose by Baht 1.12 billion to Baht 7.53 billion compared with 2008. The provisioning expenses accounted for 0.68 percent of the average loans.

In the fourth quarter of 2009, the bank had provisioning expenses of Baht 1.65 billion, a decrease of Baht 250 million from the third quarter of 2009.

Corporate income tax

In 2009, corporate income tax expenses amounted to Baht 8.22 billion, a decrease of Baht 866 million from 2008, and accounted for 29.1 percent of profit before tax, decreasing from 31.2 percent in 2008.

When compared with the third quarter of 2009, corporate income tax expenses in the fourth quarter of 2009 decreased by Baht 1.09 billion to Baht 1.27 billion.

Important items on the balance sheet

Total assets in Million Baht

Item	December 2009	December 2008	Year-on-year difference
Total assets	**1,740,192**	**1,659,844**	**80,348**
Interbank and money market items	223,399	134,392	89,007
Net investments in securities	365,242	286,458	78,784
Loans	1,101,345	1,171,716	(70,371)
Net foreclosed properties	27,504	29,620	(2,116)
Derivative revaluation	6,438	9,467	(3,029)

On December 28, 2009, the bank changed the status of its four overseas branches in China, located in Shanghai, Beijing, Xiamen, and Shenzhen to Bangkok Bank (China) Company Limited, a wholly-owned subsidiary of Bangkok Bank. The change has affected the bank's financial statements as of December 31,2009, with investments increasing by Baht 19.58 billion, loans falling by Baht 31.70 billion, assets falling by Baht 13.35 billion, and total liabilities falling by Baht 13.49 billion.

Total assets, as of December 31, 2009, amounted to Baht 1,740.19 billion, an increase of Baht 80.35 billion compared with December 31, 2008. There were significant changes in interbank and money market which increased by Baht 89.01 billion to Baht 223.40 billion. Due to higher liquidity from an

increasing of deposits and borrowings, the bank managed its liquidity by investing in securities which increased by Baht 78.78 billion, or 27.5 percent, to Baht 365.24 billion. The increase in investments was partly from increased investments in government's bonds, and the upgrade of the four branches in China to a local bank, wholly owned by Bangkok Bank. This resulted in higher investments in subsidiaries and affiliates.

However, loans declined by Baht 70.37 billion or 6.0 percent to Baht 1,101.35 billion partly due to loan repayments by some customers during the economic downturn and the transfer of the assets of the bank's branches in China to Bangkok Bank (China). With the inclusion of the assets of Bangkok Bank (China), Bangkok Bank's total loans in 2009 declined by 3.3 percent from 2008, an improvement from a contraction of 6.9 percent over the first nine months ending September 30, 2009.

Total liabilities

in Million Baht

Item	December 2009	December 2008	Year-on-year difference
Total liabilities	**1,545,477**	**1,486,666**	**58,811**
Deposits	1,342,977	1,311,477	31,500
Interbank and money market items	79,880	52,884	26,996
Borrowing	80,323	68,228	12,095
Other liabilities	24,751	28,878	(4,127)
Derivative revaluation	4,783	15,174	(10,391)
Shareholders' equity	**194,716**	**173,177**	**21,539**

Total liabilities as of December 31, 2009 amounted to Baht 1,545.48 billion, an increase of Baht 58.81 billion from the end of 2008. Deposits rose by 31.50 billion or 2.4 percent to 1,342.98 billion, mainly from the increase in savings accounts, resulting in a decline in the loan to deposit ratio at the end of December 2009 to 82.0 percent from 89.3 percent at the end of December 2008. Borrowing rose by Baht 12.10 billion to Baht 80.32 billion, mainly from the issuance of short-term bills of exchange.

Shareholders' equity, as of December 31, 2009, totaled Baht 194.72 billion, an increase of Baht 21.54 billion, or 12.4 percent, from the amount at the end of 2008.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand 's criteria**		
	December 2009	September 2009	December 2008	December 2009	September 2009	December 2008
Normal	1,031,443	1,012,152	1,094,358	6,589	5,896	6,479
Special Mentioned	18,131	23,372	26,087	132	172	207
Substandard	5,539	7,348	9,151	1,004	2,299	1,748
Doubtful	13,054	14,168	9,704	5,377	5,525	3,669
Doubtful of Loss	35,266	35,319	35,807	16,922	17,013	15,774
Total	**1,103,433**	**1,092,359**	**1,175,107**	**30,024**	**30,905**	**27,877**
Plus allowance for doubtful accounts in excess of minimum required level				28,090	27,917	25,521
Total allowance for doubtful accounts from loan classification				**58,114**	**58,822**	**53,398**
Plus allowance for valuation from loan restructuring				4,628	4,844	6,370
Total allowance for doubtful accounts				**62,742**	**63,666**	**59,768**

* Excluding interbank and money market items of Baht 133.08 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 31 million

in Million Baht

Item	December 2009	September 2009	December 2008	December 2009 compared to	
				September 2009	December 2008
Non-performing loans (NPLs)*	53,852	56,813	54,636	(2,961)	(784)
Total loans used for NPLs ratio calculation*	1,234,421	1,213,205	1,183,318	21,216	51,103
NPLs as percentage of total loans	4.4	4.7	4.6	(0.3)	(0.2)
Loan loss reserve	62,742	63,666	59,768	(924)	2,974
Loan loss reserve coverage of NPLs	116.5	112.1	109.4	4.4	7.1

* Excluding interest receivable, but including interbank and money market items

As of December 31, 2009, the bank's non-performing loans (NPLs) stood at Baht 53.85 billion, a decrease of Baht 2.96 billion and Baht 784 million from September 2009 and December 31, 2008, respectively. The ratio of NPLs to total loans was 4.4 percent.

In 2009, total provisioning expenses amounted to Baht 7.53 billion and accumulated loan loss reserves at the end of December 2009 were Baht 62.74 billion. This is higher than the provisioning required by the Bank of Thailand (BOT) of Baht 34.65 billion by Baht 28.09 billion or 81.1 percent. The loan loss reserve coverage of NPLs was 116.5 percent, increased from 112.1 percent at the end of September 2009 and 109.4 percent at the end of 2008.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	December 2009	September 2009	December 2008	December 2009 compared to	
				September 2009	December 2008
Tier 1 capital	153,731	153,761	142,237	(30)	11,494
Tier 2 capital	36,215	34,748	33,408	1,467	2,807
Total capital	**189,946**	**188,509**	**175,645**	**1,437**	**14,301**

As of December 31, 2009, the bank had legal capital reserves of Baht 189.95 billion, and Tier 1 capital of Baht 153.73 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, stood at approximately 15.5 percent, and the Tier 1 capital ratio was approximately 12.6 percent. With the inclusion of the net profit for the second half of 2009, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 16.4 percent and 13.5 percent, respectively.



Bangkok Bank
ธนาคารกรุงเทพ

January 19, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Senior Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2231 4333 Telex 82638 BKBANK TH ww.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2231 4333 Telex 82638 BKBANK TH www.bangkokbank.com